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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 HOM Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   40427C 10 4
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                                 (CUSIP Number)

                                Robert S. Wilson
                          4210 Columbia Road, Suite 10C
                        Martinez, GA 30907 (706) 228-5087
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 9, 2002
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 40427C 10 4                 13D                     Page   of   Pages


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                Robert S. Wilson
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
                                     PF, 00
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
                                       USA
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               7.   Sole Voting Power
  NUMBER OF                          608,714
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                              -0-
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                            608,714
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                       -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     716,441
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
                                     18.7%
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14.  Type of Reporting Person (See Instructions)
                                       IN
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Item 1.  Security and Issuer.
The class of security to which this statements relates is common stock of HOM Corporation, whose address is:
4210 Columbia Road, Suite 10C
Martinez, GA 30907
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Item 2.  Identity and Background.

         (a)      The person filing this statement is Robert S. Wilson
                  ("Wilson")

         (b) Wilson's business address is 4210 Columbia Road, Suite 10C, Martinez, GA 30907

         (c) Wilson's present principal occupation is Chairman and Chief Executive Officer, HOM Corporation, mortgage brokerage and real estate sales magazine, 4210 Columbia Road, Suite 10-C, Martinez, GA 30907

         (d) Wilson has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Wilson has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Wilson is a citizen of the United States of America.

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Item 3.  Source and Amount of Funds or Other Consideration.

         Wilson initially received 17,445 shares of common stock of Southern States Lenders, Inc., whose name subsequently was changed to Direct Lending, Inc. ("Direct"), as a result of the spin off of all the shares of Direct by its former owner, Apple Homes Corporation, without any consideration from the recipients of such shares or otherwise. Judith C. Wilson, Wilson's wife, also received 5,100 shares, as to which he disclaims beneficial interest. Direct was merged with a subsidiary of HOM Corporation, the issuer herein ("HOM"),and the then outstanding shares of Direct became shares of HOM on a one for one basis.

         Wilson was chairman of Direct and is chairman and CEO of HOM, and has supported their operations by purchasing 414,000 shares of HOM (or Direct) common stock for $88,500, by accepting 232,000 shares of HOM (or Direct) Common Stock for expense reimbursement in the amount of $58,000 and by accepting 58,000 shares of HOM (or Direct) Common Stock for services valued at $13,000. Judith C. Wilson, Wilson's wife, received 8,000 shares for services rendered valued at $500, and 94,627 shares for net advances of $23,657, as to which shares Wilson disclaims beneficial ownership.
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Item 4.  Purpose of Transaction.

Wilson's original receipt of the spun off shares of Direct was to develop an independent mortgage banking company, of which he would be a controlling person. His subsequent acquisitions of common stock of Direct and HOM have been to support the operations of HOM and its subsidiaries, particularly in view of their continuing cash needs.

         (a) Wilson has agreed to accept no later than June 30, 2002, 156,276 shares of HOM common stock in lieu of $39,062 payable to him for $54,000 of salary from April 1, 2001 - December 31, 2002, after estimated withholding of income and FICA taxes of $14,931. Wilson otherwise has no current plans to acquire or dispose of common stock of HOM, although he anticipates that he may be required to purchase additional common stock or accept common stock for services and expenses to support HOM and its subsidiaries.


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         (b)      Wilson, on behalf of HOM, is actively seeking one or more
                  business combinations or alliances, which he believes are highly desirable for the business development of HOM. There are currently no agreements or understandings for any such business combinations or alliances, although various unconcluded proposals have been made. Discussions have been held with Robert H. Sauls, the sole owner of Factory Built Homes, Inc. ("Factory") which owns and operates a factory built and mobile home sales operation in Durham, North Carolina. These discussions contemplate a business combination in which Factory would be acquired by Direct Lending, Inc. ("Direct"), a subsidiary of HOM, in exchange for a 50.1% equity interest in Direct, and Mr. Sauls would become chief executive officer of Direct. Direct would then establish a factory built and mobile home sales operation in the Augusta area possibly through the acquisition of an existing operation. Mr. Sauls and James H. Johnson III, who has been involved in producing factory built homes, would become directors of Direct, along with Wilson and Bryce N. Batzer, the current directors of HOM, and would also become directors of HOM, also along with Messrs. Wilson and Batzer. It is contemplated that at some future time, the shares of Direct owned by HOM might be distributed to the shareholders of HOM, but there can be no assurance that any such distribution will be effected. There currently exists no memorandum of understanding, letter of intent or other agreement as to the proposals in these discussions, and there can be no assurance that any final understanding or agreement will be reached.

         (c)      See 4(b) for possible additional directors.

         (d)      NA

         (e)      NA

         (f)      NA

         (g)      NA

         (h)      NA

         (i)      NA

         (j)      NA

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Item 5.  Interest in Securities of the Issuer.

     (a) Wilson has a beneficial interest in 716,441 shares of HOM common stock, which represents 18.7% of the 3,833,182 shares of HOM common stock outstanding. This amount includes 107,727 shares registered in the name of Judith C. Wilson, Mr. Wilson's wife, as to which Mr. Wilson disclaims beneficial ownership. It does not include 88,000 shares registered in the name of Bradley C. Wilson; 40,290 shares registered in the name of Jeffrey R. Wilson and 40,000 shares registered in the name of Keith M. Wilson, Mr. Wilson's adult sons who do not reside with him, and 2,000 shares registered in the name of Keith M. Wilson, custodian for Brett M. Wilson, Mr. Wilson's grandson, as to all of which Mr. Wilson disclaims beneficial ownership and in none of which he has voting or dispositive power.

     (b) (See items 7-10 on the cover page)

     (c) Wilson has not effected any transactions, and does not know of any effected by any of the other persons named in paragraph (a), above, in HOM common stock during the past 60 days, except for the acceptance by his wife, Judith C. Wilson, of 94,627 shares on January 9, 2002 in satisfaction of advances to the Company of $23,657, as to which shares Wilson disclaims beneficial ownership.

     (d) NA

     (e) NA

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

         Wilson has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of HOM.
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Item 7.  Material to be Filed as Exhibits.

None
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 22, 2002
                                        ---------------------------------------
                                        (Date)


                                                     /s/ Robert S. Wilson
                                        ----------------------------------------
                                                       (Signature)


                                                     Robert S. Wilson
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).